EXHIBIT 99.1

July 23, 2024 3:34 PM

FSD Pharma Inc. Announces Results of Annual General and Special Meeting of Shareholders

Toronto, Ontario--(Newsfile Corp. - July 23, 2024) - FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FSE: 0K9A) ("FSD Pharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions is pleased to announce today the results of its annual general and special meeting of shareholders, held on Monday, July 22, 2024 in person at 801-1 Adelaide Street Eat, Toronto, ON M5C 2V9 ("AGSM").

There were shareholders represented in person or by proxy at the AGSM holding 72 class A multiple voting shares (the "Class A Multiple Voting Shares") and 15,960,879 class B subordinate voting shares (the "Class B Subordinate Voting Shares"), representing 100% and 35.45% of the votes attached to the Class A Multiple Voting Shares and Class B Subordinate Voting Shares, respectively, with each Class A Multiple Voting Share entitling the holders thereof to 276,660 votes on all matters, for each Class A Multiple Voting Share held.

Each nominee listed in the Company's management information circular dated June 10, 2024, was elected as a director of the Company. Each director will serve until the next annual meeting of shareholders or until his or her successor is duly elected or appointed. The results of which were as follows:

Nominee	Votes For	% Votes For
Anthony Durkacz	27,296,541	99.330%
Zeeshan Saeed	27,009,984	98.287%
Dr. Lakshmi P. Kotra	25,289,926	92.028%
Adnan Bashir	25,278,227	91.985%
Dr. Sanjiv Chopra	25,290,698	92.037%
Michael (Zappy) Zapolin	25,278,574	91.995%
Dr. Eric Hoskins	25,286,887	92.016%

As a result, the nominees for election as directors set out above were elected as directors of the Company to serve until the close of the next annual meeting of shareholders or until their successors are elected or appointed.

In addition, at the AGSM, the shareholders also: (i) re-appointed MNP LLP as the Company's auditor (the "Auditor") and authorized the directors to fix the Auditor's remuneration, (ii) approved a share consolidation resolution, enabling the board of directors of the Company (the "Board") of up to 100 pre-consolidation Class A Multiple Voting Shares and Class B Subordinate Voting Shares for one post-consolidation Class A Multiple Voting Share and Class B Subordinate Voting Share, as applicable, to be determined by the Board in its sole discretion; (iii) approved a special resolution enabling the Board to effect a name change of the Company, to be determined by management in its sole discretion (the "Name Change"); (iv) the holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed a special resolution approving and ratifying the Company's articles of amendment which were filed on February 3, 2020, expanding the definition of "Permitted Holders" under the Company's articles (the "Article Ratification"); and (v) the holders of Class B Subordinate Voting Shares, exclusive of Class B Subordinate Voting Shares held by holders of Class A Multiple Voting Shares, passed an ordinary resolution authorizing the Board to approve, in its sole discretion, the issuance of additional Class A Multiple Voting Shares up to the maximum number permitted by the applicable regulatory authorities, as further described in the Circular (the "Class A Multiple Voting Share Issuance").

Resolution	Votes For:		Votes Withheld:		Votes Against:
	Number	Percentage	Number	Percentage	Number	Percentage
Re-appointment of Auditor	34,393,852	95.857%	1,486,536	4.143%	0	0.000%
Approval of Share Consolidation	31,121,202	86.737%	0	0.000%	4,758,842	13.263%
Approval of Name Change	33,241,673	92.647%	0	0.000%	2,638,372	7.353%
Approval of Article Ratification	5,883,308	86.081%	0	0.000%	951,347	13.919%
Approval of Class A Multiple Voting Share Issuance	5,881,613	86.056%	0	0.000%	952,993	13.944%

For more information on these matters and capitalized terms used in this press release but not defined herein, please refer to the Company's management information circular dated June 10, 2024, on SEDAR+ at www.sedarplus.ca. Details of Company's report of voting results are available under the Company's SEDAR+ profile.

Name Change

In the event that the Company proceeds with a Name Change, letters of transmittal will be made available to shareholders of the Company for use in depositing their certificates representing their Class A Multiple Voting Shares or Class B Subordinate Voting Shares to the Company's transfer agent in exchange for new certificates representing the new name of the Company. Shareholders are not required to take any action at this time. Non-Registered Shareholders holding their Class A Multiple Voting Shares or Class B Subordinate Voting Shares through an intermediary should note that intermediaries may have different procedures for processing a name change than those that will be put in place by the Company for registered shareholders. If you hold your Class A Multiple Voting Shares or Class B Subordinate Voting Shares with an Intermediary and you have questions in this regard, you are encouraged to contact your intermediary. Shareholders should not destroy any share certificates and should not submit any certificates until requested to do so, if required.

You may contact the transfer agent, Marrelli Trust Company Limited by mail at c/o Marrelli Transfer Services Corp., 82 Richmond Street East, Toronto, Ontario M5C 1P1, by telephone at 416-361-0737 or over email at info@marrellitrust.ca.

About FSD Pharma

FSD Pharma is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD Pharma invented unbuzzd™ and spun it out its OTC version to a company, Celly Nutrition, led by industry veterans. FSD retains ownership of 25.71% (March 31, 2024) of Celly Nutrition Corp. at www.cellynutrition.com. The agreement with Celly Nutrition also includes royalty payments of 7% of sales from unbuzzd ™ until payments to FSD Pharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Additionally, FSD Pharma retains a large tax loss carry forward of approximately CAD$130 million and could be utilized in the future to offset tax payable obligations against future profits. FSD Pharma retains 100% of the rights to develop similar product or alternative formulations specifically for pharmaceutical / medical uses. FSD Pharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

Forward Looking Information

This press release contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this press release contains forward-looking statements contained in this press release include statements concerning the future of FSD Pharma and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this press release, including those relating to effecting the resolutions approving the Name Change, Article Ratification, Share Consolidation, or Class A Multiple Voting Shares and the Company's overall business and goals. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements, of which assumptions include: the Company will satisfy all applicable listing and regulatory requirements of the Canadian Securities Exchange and Nasdaq-CM on an ongoing basis; the ability of the Company to receive regulatory approval for the resolutions that were approved at the AGSM; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to benefit from Celly Nu and its launch of unbuzzd™; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Celly Nu; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; the Company's inability to maintain its strategic investment portfolio; and the Company's ability to realize upon the potential benefits and fulfill the terms of the engagement with Totaligent. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the timing and ability to satisfy all applicable listing and regulatory requirements of the Canadian Securities Exchange and Nasdaq-CM; reliance on management and key personnel; the fact that the drug development efforts of the Company and Lucid are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of the Company and Lucid may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of the Company and Lucid; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of the Company and Lucid; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of the Company and Lucid; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected or impacted by unforeseen issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of the Company and Lucid; the Company's inability to benefit from Celly Nu and its launch of unbuzzd™; the Company's inability to realize upon the benefits, claims, and timelines with respect to unbuzzd™; the Company's inability to realize upon the stated benefit from the partnerships of Celly Nu; the Company's inability to carryout its business and goals, including the continued research and development of Lucid-MS, unbuzzd™, novel formulations for alcohol misuse disorders, and treatments for use in the healthcare sector; the Company's inability to maintain its strategic investment portfolio; and the Company's ability to realize upon the potential benefits and fulfill the terms of the engagement with Totaligent. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this press release, which speak only as of the date of this press release.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedarplus.ca) and with the SEC on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Prospectus and Registration Statement, each under the heading "Risk Factors". This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

The Company makes no medical, treatment or health benefit claims about unbuzzd™. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated any claims regarding unbuzzd™. The efficacy of such products have not been confirmed by approved research. Rigorous scientific research and clinical trials are needed. No clinical trials for the use of the Company's proposed products have been conducted. Any references to quality, consistency, efficacy and safety of potential products do not imply that the Company verified such in clinical trials or that the Company will complete such trials.

Neither the Canadian Securities Exchange nor its regulation services provider accept responsibility for the adequacy or accuracy of this release.

Contacts

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: , info@fsdpharma.com

Website: www.fsdpharma.com

Totaligent

Email: ted@totaligent.com

Address: 2255 Glades Road, Boca Raton, FL

Telephone: (424) 330-4892

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https://www.newsfilecorp.com/release/217496